Registration No.  333-52341
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 254

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on May 15, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                             FT 254

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.

Part I of II

          The Dow (sm) 5 Qualified Target Trust, 1998 Series
          The Dow (sm) 10 Qualified Target Trust, 1998 Series
              Global Target 30 Qualified Trust, 1998 Series

                                (FT 254)


THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED MAY 15, 1998. BOTH PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


The Trusts. FT 254 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each as a "Trust." Each Trust consists of a portfolio containing common stocks (the "Equity Securities") issued by companies which provide income and are considered to have the potential for capital appreciation. Units of the Trusts are only available to employee benefit plans established pursuant to Sections 401(a) or 457 of the Internal Revenue Code of 1986, as amended ("Eligible Plans"). Eligible Plans will invest in Units of the Trusts in accordance with allocation instructions received from employees pursuant to the terms of such Eligible Plans. Accordingly, the interests of an employee in the Units of a Trust is subject to the terms of their respective Eligible Plan and the terms on which Units of the Trusts are offered as an investment alternative under such Eligible Plan. As used herein, Unit holder shall refer to an Eligible Plan.

The Dow 5 Qualified Target Trust, 1998 Series (the "Target 5 Trust") consists of common stock of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average(sm) (the "DJIA") that have the highest dividend yield as of the close of business on April 29, 1998 (the "Domestic Stock Selection Date"). The Dow 10 Qualified Target Trust, 1998 Series (the "Target 10 Trust") consists of common stock of the ten companies in the DJIA that have the highest dividend yield as of the Domestic Stock Selection Date.

The Global Target 30 Qualified Trust, 1998 Series (the "Global Target 30 Trust") consists of common stocks of companies which are components of the DJIA, the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index. Specifically, the Global Target 30 Trust consists of common stock of the ten companies in each of the DJIA, FT Index and Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the Domestic Stock Selection Date in the case of the DJIA stocks and the close of business on April 24, 1998 in the case of the FT Index and Hang Seng Index stocks (the "Foreign Stock Selection Date"). See "Schedule of Investments" for each Trust.

The objective of each Trust is to provide an above-average total return through a combination of capital appreciation and dividend income. Units of the Trusts have not been designed so that their prices will parallel or correlate with movements in a particular index, indices or combination of indices against which

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


               The date of this Prospectus is May 15, 1998 the Trusts are measured, and it is expected that their prices will not do so. Each Trust has a mandatory termination date ("Mandatory Termination Date") of approximately 7-1/2 months from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that a Trust's objective will be achieved.

Unless otherwise indicated, all amounts herein are stated in U.S. dollars. In the case of the common stocks which are components of the FT Index or Hang Seng Index (the "Foreign Equity Securities"), amounts are computed on the basis of the exchange rate for British pounds sterling or Hong Kong dollars, as applicable, on the business day prior to the Initial Date of Deposit.


Public Offering Price. The Public Offering Price per Unit of each Trust is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of the listed Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus a maximum total sales charge (which is entirely deferred) initially equal to $.0581 per Unit. The deferred sales charge ($.0083 per Unit per month) will be assessed each month commencing on June 19, 1998, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through December 18, 1998. The total maximum sales charge assessed to Unit holders on a per Unit basis is equivalent to .581% of the Public Offering Price for Units purchased on the Initial Date of Deposit. The total maximum sales charge as a percentage of the Public Offering Price will vary subsequent to the Initial Date of Deposit due to various factors but in no case will it exceed .80% of the Public Offering Price (equivalent to .80% of the net amount invested, exclusive of the deferred sales charge). The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. See "Public Offering-How is the Public Offering Price Determined?" in Part II of this Prospectus.



Estimated Net Distributions. The estimated net dividend distributions per Unit (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities which trade on the NYSE (the "Domestic Equity Securities") and the most recent interim and final ordinary dividend declared with respect to the Foreign Equity Securities and converted into U.S. dollars, if applicable, at the offer side of the exchange rate at the Evaluation Time) at the opening of business on the Initial Date of Deposit was $.1532, $.1453 and $.2730 for the Target 5 Trust, Target 10 Trust and Global Target 30 Trust, respectively. This estimate will vary with changes in a Trust's fees and expenses, in dividends received, in currency exchange rates, foreign withholding, and with the sale of Equity Securities. There is no assurance that the estimated net dividend distributions will be realized in the future.



Portfolio Statistics. As of April 30, 1998, the average price to earnings ratio of the Equity Securities in each Trust was 17.3, 19.2 and 15.3 for the Target 5 Trust, Target 10 Trust and Global Target 30 Trust, respectively. As of April 30, 1998, the average market capitalization
(in billions) of the Equity Securities in each Trust was $51.5, $65.4 and $31.0 for the Target 5 Trust, Target 10 Trust and Global Target 30 Trust, respectively.



Dividend and Capital Distributions. Cash dividends received by a Trust will be paid as part of the final liquidation distribution in the case of Rollover Unit holders (as defined below) and others. Distributions of funds in the Capital Account, if any, will be made to Rollover Unit holders and others as part of the final liquidation distribution. Any distribution of income and/or capital will be net of expenses of a Trust.
Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder) his or her pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" in Part II of this Prospectus. For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust."


Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may still redeem his or her Units through the Trustee. See "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus.

Special Redemption, Liquidation and Investment in a New Trust. The
Sponsor intends to create a separate series of trusts (the "New Trusts") in conjunction with the termination of each Trust. The portfolio of the New Trusts will contain equity securities of the companies which satisfy each New Trust's investment strategy at the time such New Trust is established. If your Eligible Plan assets are invested in Units of a Trust on or after the Rollover Notification Date (as set forth under "Summary of Essential Information"), the Trustee, in its capacity as distribution agent (the "Distribution Agent"), will redeem such Units and reinvest the proceeds into a New Trust, provided such New Trust is offered and Units are available. If you no longer wish to have your Eligible Plan assets invested in a Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan.
Cash which is not invested in a New Trust will be distributed to the Eligible Plan. That portion of the Eligible Plan assets which are reinvested are referred to as "Rollover Unit holders." Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive
Units in a New Trust. This exchange option may be modified, terminated or suspended. See "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust" in Part II of this Prospectus.

Termination. Each Trust will terminate on the Mandatory Termination Date. Unit holders holding Units which are not reinvested as described in "Special Redemption, Liquidation and Investment in a New Trust" will receive a cash distribution within a reasonable time after their respective Trust's termination. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?" in Part II of this Prospectus.

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the applicable stock market (which, although being at historically high levels, have recently experienced substantial volatility and significant declines), governmental, political, economic and fiscal policies of the representative countries (especially Hong Kong following the July 1, 1997 reversion to Chinese control), volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers.

Investors in the Global Target 30 Trust should note that an investment in a portfolio which contains foreign equity securities involves risks in addition to those normally associated with an investment in a portfolio consisting solely of domestic equity securities. Also, the reversion of Hong Kong to Chinese control on July 1, 1997 may adversely affect the Equity Securities of Hong Kong issuers contained in the Global Target 30 Trust. In addition, the Global Target 30 Trust will be subject to the risks of currency fluctuations associated with investments in foreign Equity Securities trading in non-U.S. currencies.

An investment in the Target 5 Trust may subject a Unit holder to additional risk due to the relative lack of diversity in their portfolios since the portfolios contain only five stocks. Therefore, Units of the Target 5 Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities.

Each Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, each strategy has underperformed its respective index or indices in certain years and is contrarian in nature. The Trusts may not be appropriate investments for those who are unable or unwilling to assume the risks involved generally with an equity investment. Because of the contrarian nature of the Trusts and the attributes of the common stocks which caused inclusion in the portfolios, the Trusts may not be appropriate for investors seeking either preservation of capital or high current income. The Trusts are not designed to be a complete investment program for an investor. See "What are Equity Securities?-Risk Factors" in Part II of this Prospectus.

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                    of the Equity Securities-May 15, 1998


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                             Dow 5 Qualified Dow 10 Qualified Global Target 30
                                                                             Target Trust    Target Trust     Qualified Trust
                                                                             1998 Series     1998 Series      1998 Series
                                                                             _______________ ________________ ________________
General Information
Initial Number of Units                                                         10,998          11,005           14,753
Fractional Undivided Interest in the Trust per Unit                           1/10,998        1/11,005         1/14,753
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio   $ 109,983       $ 110,047        $ 147,536
(1)
     Aggregate Offering Price Evaluation of Equity Securities per Unit       $  10.000       $  10.000        $  10.000
     Maximum Sales Charge .581% of the Public Offering Price per Unit
        (.581% of the net amount invested, exclusive of the deferred
        sales charge) (2)                                                    $    .058       $    .058        $    .058
     Less Deferred Sales Charge per Unit                                     $   (.058)      $   (.058)       $   (.058)
     Public Offering Price per Unit (2)                                      $  10.000       $  10.000        $  10.000
Sponsor's Initial Repurchase Price per Unit                                  $  10.000       $  10.000        $  10.000
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities) (3)                                         $  10.000       $  10.000        $  10.000
CUSIP Number                                                                 30264Q 480      30264Q 498       30264Q 506
Security Code                                                                55456           55457            55458
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding (4)     $   .0084       $   .0084        $   .0179
Evaluator's Annual Fee per Unit outstanding (4)(5)                           $   .0025       $   .0025        $   .0025
Maximum Supervisory Fee per Unit outstanding (4)(6)                          $   .0025       $   .0025        $   .0025
Estimated Amortization of Organizational
     and Offering Costs per Unit outstanding (7)                             $   .0130       $   .0090        $   .0225

First Settlement Date                                 May 20, 1998
Rollover Notification Date                            December 21, 1998
Special Redemption and Liquidation Period             December 22, 1998 to December 31, 1998
Mandatory Termination Date                            December 31, 1998
Discretionary Liquidation Amount                      A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in a Trust during the initial offering period.

______________

(1) Each Equity Security is valued at the last closing sale price on the relevant stock exchange (generally 4:00 p.m. Eastern time on the New York Stock Exchange, 11:30 a.m. Eastern time on the London Stock Exchange and 3:30 a.m. Eastern time on the Hong Kong Stock Exchange), on the business day prior to the Initial Date of Deposit, or if no such price exists at the closing ask price thereof. The aggregate value of the Foreign Equity Securities in the Global Target 30 Trust represents the U.S. dollar value based on the offering side value of the currency exchange rate for the British pound sterling or the Hong Kong dollar at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(2) The maximum sales charge consists entirely of a deferred sales charge. See "Fee Table" contained herein and "Public Offering" in Part II of this Prospectus for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities on the business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(3) See "Rights of Unit Holders-How May Units be Redeemed?" in Part II of this Prospectus.

(4) The actual expenses to be incurred by the Trusts will represent a portion of the estimated annual expenses. Since the Trusts have a term of approximately 7-1/2 months, such actual expenses are expected to be approximately 62.5% of the estimated annual expenses.

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately 7-1/2 months). See "The FT Series-What are the Expenses and Charges?" in
Part II of this Prospectus and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "The FT Series-What are the Expenses and Charges?" in Part II of this Prospectus. Although the Trusts have a term of approximately 7-1/2 months and are unit investment trusts rather than mutual funds, this information has been annualized to permit a comparison of fees, assuming, upon the termination of each Trust, the principal amount and distributions are rolled over into a New Trust subject only to the deferred sales charge.

                                         Dow 5 Qualified Target Trust, 1998 Series
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                    0.000%(a)     $.0000
Deferred sales charge
   (as a percentage of public offering price)                                                    0.581%(b)      .0581
                                                                                                 ________      ________
                                                                                                 0.581%        $.0581
                                                                                                 ========      ========

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping, administrative, amortization of organizational and offering expenses and evaluation fees
                                                                                                 .249%         $.0255
Other operating expenses                                                                         .028%          .0029
                                                                                                 ________      ________
   Total                                                                                         .277%         $.0284
                                                                                                 ========      ========

                                                           Example
                                                           _______
                                                                          Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        ________
An investor would pay the following expenses on a $1,000
investment, assuming the Dow 5 Qualified Target Trust, 1998
Series estimated annualized operating expense ratio of .277% and
a 5% annual return on the investment throughout the periods       $ 13           $ 40           $ 69           $151

                                         Dow 10 Qualified Target Trust, 1998 Series
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                                    0.000%(a)     $.0000
Deferred sales charge
   (as a percentage of public offering price)                                                    0.581%(b)      .0581
                                                                                                 ________      ________
                                                                                                 0.581%        $.0581
                                                                                                 ========      ========

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping, administrative, amortization of               .210%         $.0215
   organizational and offering expenses and evaluation fees
Other operating expenses                                                                         .028%          .0029
                                                                                                 ________      ________
   Total                                                                                         .238%         $.0244
                                                                                                 ========      ========

                                                           Example
                                                           _______
                                                                          Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        ________
An investor would pay the following expenses on a $1,000
investment, assuming the Dow 10 Qualified Target Trust, 1998
Series estimated annualized operating expense ratio of .238% and
a 5% annual return on the investment throughout the periods       $ 12           $ 39           $ 67           $147

                                       Global Target 30 Qualified Trust, 1998 Series
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
    (as a percentage of public offering price)                                                   0.000%(a)     $.0000
Deferred sales charge
    (as a percentage of public offering price)                                                   0.581%(b)      .0581
                                                                                                 ________      ________
                                                                                                 0.581%        $.0581
                                                                                                 ========      ========

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping, administrative, amortization                  .342%         $.0350
  of organizational and offering expenses and evaluation fees
Other operating expenses                                                                         .101%          .0104
                                                                                                 ________      ________
    Total                                                                                         .443%        $.0454
                                                                                                 ========      ========

                                                          Example
                                                         _________
                                                                      Cumulative Expenses Paid for Period:
                                                              1 Year          3 Years         5 Years         10 Years
                                                              ______          _______         _______         ________
An investor would pay the following expenses on a $1,000
investment, assuming the Global Target 30 Qualified Trust,
1998 Series estimated annualized operating expense ratio of
 .443% and a 5% annual return on the investment throughout
the periods                                                   $ 14            $ 45            $ 77            $170

______________

(a) There is no initial sales charge assessed on Trust Units.

(b) The actual fee is $0.0083 per Unit per month, irrespective of purchase or redemption price deducted each month over a seven-month period. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than .581%. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed .581%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the remaining deferred sales charge payments.

The above examples assume reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 254


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 254, comprised of the Dow 5 Qualified Target Trust, 1998 Series; Dow 10 Qualified Target Trust, 1998 Series; and Global Target 30 Qualified Trust, 1998 Series as of the opening of business on May 15, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on May 15, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 254, comprised of the Dow 5 Qualified Target Trust, 1998 Series; Dow 10 Qualified Target Trust, 1998 Series; and Global Target 30 Qualified Trust, 1998 Series at the opening of business on May 15, 1998 in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP


Chicago, Illinois
May 15, 1998

                                                 Statements of Net Assets


                                                                   FT 254
                                        At the Opening of Business on the
                                     Initial Date of Deposit-May 15, 1998


                                                                     Dow 5 Qualified   Dow 10 Qualified   Global Target 30
                                                                     Target Trust      Target Trust       Qualified Trust
                                                                     1998 Series       1998 Series        1998 Series
                                                                     _______________   ________________   ________________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                     $109,983          $110,047           $147,536
Organizational and offering costs (3)                                  13,000             9,000             22,500
                                                                     ________          ________           _________
                                                                      122,983           119,047            170,036
Less accrued organizational
    and offering costs (3)                                            (13,000)           (9,000)           (22,500)
                                                                     ________          ________           ________
Net assets                                                           $109,983          $110,047           $147,536
                                                                     ========          ========           ========
Units outstanding                                                      10,998            11,005             14,753

ANALYSIS OF NET ASSETS
Cost to investors (4)                                                $109,983          $110,047           $147,536
Less sales charge (4)                                                      (0)               (0)                (0)
                                                                     ________          ________           ________
Net assets                                                           $109,983          $110,047           $147,536
                                                                     ========          ========           ========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $600,000 issued by The Chase Manhattan Bank, which will be allocated among each of the three Trusts in FT 254, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately 7-1/2 months). The estimated organizational and offering costs are based on 1,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) No initial sales charge will be assessed on Trust Units. A deferred sales charge aggregating $.0581 per Unit, which will be paid to the Sponsor in seven equal monthly installments of $.0083 per Unit beginning on June 19, 1998 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 18, 1998, will be assessed on Trust Units outstanding on each installment payment date. Units redeemed prior to June 19, 1998 will not be subject to any portion of the deferred sales charge. Units redeemed between June 19, 1998 and December 18, 1998 will not be subject to the deferred sales charge installment payments remaining at the time of redemption.

                                                  Schedule of Investments


                                DOW 5 QUALIFIED TARGET TRUST, 1998 SERIES
                                                                   FT 254
                                        At the Opening of Business on the
                                     Initial Date of Deposit-May 15, 1998


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    _____________    _________
 383         T   AT&T Corporation                                   20%             $57.438      $ 21,999         2.30%
 311         EK  Eastman Kodak Company                              20%              70.688        21,984         2.49%
 293         GM  General Motors Corporation                         20%              75.063        21,993         2.66%
 400         IP  International Paper Company                        20%              55.000        22,000         1.82%
 605         MO  Philip Morris Companies, Inc.                      20%              36.375        22,007         4.40%
                                                                   _______                       _________
                 Total Investments                                 100%                          $109,983
                                                                   =======                       =========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on May 15, 1998. The Trust has a mandatory termination date of December 31, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on May 14, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $109,983. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $109,595 and $388, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments


                               DOW 10 QUALIFIED TARGET TRUST, 1998 SERIES
                                                                   FT 254
                                        At the Opening of Business on the
                                     Initial Date of Deposit-May 15, 1998


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of Equity   Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Equity Securities (1)                       Price            Share        the Trust (2)    Yield (3)
______       _______________________________                       ____________     _________    ___________      _________
 192         T   AT&T Corporation                                   10%             $ 57.438     $ 11,028         2.30%
 128         CHV Chevron Corporation                                10%               85.875       10,992         2.84%
 135         DD  E.I. du Pont de Nemours & Company                  10%               81.688       11,028         1.71%
 156         EK  Eastman Kodak Company                              10%               70.688       11,027         2.49%
 149         XON Exxon Corporation                                  10%               73.750       10,989         2.22%
 147         GM  General Motors Corporation                         10%               75.063       11,034         2.66%
 200         IP  International Paper Company                        10%               55.000       11,000         1.82%
 115         MMM Minnesota Mining & Manufacturing
                 Company                                            10%               95.688       11,004         2.30%
  85         JPM J.P. Morgan & Company, Inc.                        10%              128.938       10,960         2.95%
 302         MO  Philip Morris Companies, Inc.                      10%               36.375       10,985         4.40%
                                                                   _______                       ________
                 Total Investments                                 100%                          $110,047
                                                                   =======                       ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on May 15, 1998. The Trust has a mandatory termination date of December 31, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on May 14, 1998, the business day prior to the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $110,047. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $109,901 and $146, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments


                            GLOBAL TARGET 30 QUALIFIED TRUST, 1998 SERIES
                                                                   FT 254
                                        At the Opening of Business on the
                                     Initial Date of Deposit-May 15, 1998


                                                                    Percentage
Number                                                              of Aggregate     Market      Cost of Equity   Current
of                                                                  Offering         Value per   Securities to    Dividend
Shares      Name of Issuer of Equity Securities (1)                 Price            Share       the Trust (2)    Yield (3)
______      _______________________________________                 ___________      ________    ____________     ________
            DJIA COMPANIES:
            _______________
    87      AT&T Corporation                                        3.39%            $ 57.438    $  4,997         2.30%
    58      Chevron Corporation                                     3.37%              85.875       4,981         2.84%
    61      E.I. du Pont de Nemours & Company                       3.38%              81.688       4,983         1.71%
    71      Eastman Kodak Company                                   3.40%              70.688       5,019         2.49%
    68      Exxon Corporation                                       3.40%              73.750       5,015         2.22%
    67      General Motors Corporation                              3.41%              75.063       5,029         2.66%
    91      International Paper Company                             3.39%              55.000       5,005         1.82%
    52      Minnesota Mining & Manufacturing Company                3.37%              95.688       4,976         2.30%
    39      J.P. Morgan & Company, Inc.                             3.41%             128.938       5,029         2.95%
   137      Philip Morris Companies, Inc.                           3.38%              36.375       4,983         4.40%

            FT INDEX COMPANIES:
            ___________________
   490      Allied Domecq Plc                                       3.39%              10.202       4,999         3.95%
   914      BG Plc                                                  3.39%               5.469       4,998         3.18%
   315      BOC Plc                                                 3.39%              15.870       4,999         3.57%
 1,486      BTR Plc                                                 3.39%               3.365       5,000         5.73%
   817      Blue Circle Industries Plc                              3.39%               6.116       4,997         3.87%
   472      British Telecom Plc                                     3.39%              10.593       5,000         3.75%
   263      National Westminster Bank Plc                           3.39%              19.017       5,002         3.45%
   347      Peninsular & Oriental Steam Navigation Company          3.39%              14.402       4,997         4.32%
   553      Scottish Power Plc                                      3.39%               9.044       5,001         4.60%
   602      Tate & Lyle Plc                                         3.39%               8.302       4,998         3.34%

            HANG SENG INDEX COMPANIES:
            __________________________
 7,000      Amoy Properties Limited                                 3.28%               0.691       4,835         8.97%
 4,000      Great Eagle Holdings Ltd.                               3.13%               1.155       4,622         7.15%
 4,000      Hang Lung Development Company                           3.22%               1.188       4,751         8.10%
 8,000      Henderson Investment Ltd.                               3.39%               0.626       5,009         8.66%
 1,000      Henderson Land Development Company Ltd.                 2.75%               4.054       4,054         7.90%
 8,000      Hong Kong and Shanghai Hotels, Limited                  3.39%               0.626       5,009         7.84%
 4,000      Hysan Development Company Ltd.                          3.57%               1.317       5,267         9.56%
12,000      Sino Land Company                                       3.12%               0.384       4,609         8.74%
 3,000      Wharf Holdings Ltd.                                     2.99%               1.472       4,415         6.84%
 6,000      Wheelock & Company, Ltd.                                3.36%               0.826       4,957         6.80%
                                                                    _______                      ________
                           Total Investments                         100%                        $147,536
                                                                    =====                        ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on May 15, 1998. The Trust has a mandatory termination date of December 31, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on May 14, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to the Initial Date of Deposit was $147,536. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $147,708 and $172, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by adding together the most recent interim and final ordinary dividends declared in the case of the FT Index Companies and the Hang Seng Index Companies, or annualizing the last quarterly or semi-annual ordinary dividend declared in the case of the DJIA Companies, and dividing the result by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit. Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year while United States companies usually pay dividends quarterly or semi-annually.

                   FIRST TRUST (registered trademark)

          The Dow (sm) 5 Qualified Target Trust, 1998 Series
          The Dow (sm) 10 Qualified Target Trust, 1998 Series
              Global Target 30 Qualified Trust, 1998 Series

                               Prospectus
                                 Part I

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              May 15, 1998


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Part II of II

                   First Trust (registered trademark)

                      QUALIFIED TARGET TRUST SERIES

                                FT Series
                           Prospectus Part II


                           Dated May 15, 1998


THIS PART II OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS IN THE FORM OF AN "INFORMATION SUPPLEMENT" MAY BE OBTAINED BY CALLING THE TRUSTEE AT 1-800-682-7520.

What is the FT Series?


The FT Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth in Part I of this Prospectus. These underlying trusts are designated herein as the "Target 5 Trust," "Target 10 Trust" and "Global Target 30 Trust" and may sometimes be referred to individually as a "Trust" and collectively as the "Trusts." The Target 5 Trust and Target
10 Trust may sometimes be referred to individually as a "Domestic Trust" and collectively as the "Domestic Trusts" while the Global Target 30
Trust may sometimes be referred to as the "International Trust." Each Trust has a Mandatory Termination Date of approximately 7-1/2 months from the date of Part I of this Prospectus as set forth under "Summary of Essential Information" in Part I of this Prospectus. Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with
Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.


On the Initial Date of Deposit, the Trust acquired confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    First Trust (registered trademark)

                             1-800-621-9533
Page 1


The deposit of the Equity Securities on the Initial Date of Deposit, established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio, as set forth in Part I of this Prospectus under "Schedule of Investments" for each Trust. Following the Initial Date of Deposit, additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities may be deposited in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If cash is deposited, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trusts, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information" in Part I, the Sponsor will not receive any fees in connection with its activities relating to the Trusts.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information" in Part I of this Prospectus, for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information" in Part I of this Prospectus.


The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in the "Summary of Essential Information" in Part I. Such fee will be based on the largest number of Units outstanding in a Trust during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units in a Trust outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."


The fees described above are payable from the Income Account of a Trust to the extent funds are available, and then from the Capital Account of such Trust. Since funds being held in the Capital and Income Accounts are for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds.


Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year. For Trusts with a term of less than one year, the actual expenses to be incurred by the Trusts will represent a portion of the estimated annual expenses.


Expenses incurred in establishing the Trusts, including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed the life of the Trusts.

The following additional charges are or may be incurred by a Trust: a quarterly fee payable by the Dow 5 Qualified Target Trust and the Dow 10 Qualified Target Trust for a license from Dow Jones & Company, Inc. for the use by the Trusts of certain trademarks and trade names; all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of a Trust; foreign custodial and transaction fees, if any, in the case of the International Trust; all taxes and other government charges imposed upon the Equity Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of a Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. Compensation or other consideration received by the Sponsor and its affiliates on Units held in Eligible Plans offered to employees of the Sponsor and its affiliates will be remitted to such Eligible Plans to the extent the receipt of such compensation or other consideration by the Sponsor or its affiliates is not permitted by ERISA.

What is the Federal Tax Status of Unit Holders?

Each Trust is not an association taxable as a corporation for federal income tax purposes. Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Internal Revenue Code of 1986, as amended, while Units are held by Eligible Plans, neither such Eligible Plans nor any participating employee will be taxed on income from a Trust.


In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation.


Investors in the Global Target 30 Trust should note that dividends paid on Equity Securities listed on the FT Index will be subject to withholding taxes and that stamp or transfer taxes may be assessed on the purchase or sale of the Foreign Equity Securities. Unit holders should consult their tax advisers as to the tax consequences of ownership of the Units of the Trusts applicable to their particular circumstances.

                                PORTFOLIO

What are the Equity Securities?

The objective of each of the Trusts is to provide an above-average total return through a combination of capital appreciation and dividend income. While the objectives of the Trusts are the same, each Trust follows a different investment strategy (set forth below) in order to achieve its stated objective.

Domestic Trusts

The Target 5 Trust consists of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average ("DJIA") that have the highest dividend yield as of the Domestic Stock Selection Date.

The Target 10 Trust consists of the ten common stocks in the DJIA that have the highest dividend yield as of the Domestic Stock Selection Date.

International Trusts

The Global Target 30 Trust consists of 30 common stocks of companies which are components of the DJIA, the FT Index or the Hang Seng Index, respectively. Specifically, the portfolio of the Global Target 30 Trust consists of common stocks of the ten companies in each of the DJIA, FT Index and the Hang Seng Index, respectively, that have the highest dividend yield in the respective index as of the Domestic Stock Selection Date in the case of the DJIA stocks and the Foreign Stock Selection Date in the case of the FT Index stocks and Hang Seng Index stocks.

The yield for each Equity Security contained in a Domestic Trust or listed on the DJIA was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Domestic Stock Selection Date. The yield for each Equity Security listed on the FT Index or the Hang Seng Index was calculated by adding together the most recent interim and final dividend declared and dividing the result by the market value of such Equity Security as of the close of business on the Foreign Stock Selection Date. An investment in a Trust involves the purchase of a quality portfolio of attractive equities in one convenient purchase. Investing in stocks with high dividend yields may be effective in achieving certain of the Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of each comparative index as a group. Due to the short duration of the Trusts, there is no guarantee that either a Trust's objective will be achieved or that a Trust will provide for capital appreciation in excess of such Trust's expenses.

"Dow (SM)," "Dow Jones Industrial Average (SM)" and "DJIA (SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of the Sponsor. None of the Trusts, including, and in particular, the Target 5 Trust and the Target 10 Trust, are endorsed, sold, or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such products.


In addition, the publishers of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), FT Index and the Hang Seng Index are not affiliated with the Sponsor and have not participated in the creation of the Trusts or the selection of the Equity Securities included therein. There is, of course, no guarantee that the objective of the Trusts will be achieved.


Any changes in the components of any of the respective indices made after the respective Stock Selection Date will not cause a change in the identity of the common stocks included in a Trust, including any additional Equity Securities deposited thereafter.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the respective Stock Selection Date. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may no longer be included in the respective index, or may not currently meet a Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trusts if the selection process was to be performed again at a later time.

The Dow Jones Industrial Average (SM)

The DJIA was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. However, on March 17, 1997 four companies were added to the DJIA replacing Bethlehem Steel Corporation, Texaco, Inc., Westinghouse Electric Corporation and Woolworth Corporation. The companies added to the DJIA were Hewlett-Packard Co., Johnson & Johnson, Travelers Group, Inc. and Wal-Mart Stores Inc. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. The following is a list of the companies which currently comprise the DJIA.

AT&T Corporation               Hewlett-Packard Co.
Allied Signal                  International Business Machines
                               Corporation
Aluminum Company of America    International Paper Company
American Express Company       Johnson & Johnson
Boeing Company                 McDonald's Corporation
Caterpillar Inc.               Merck & Company, Inc.
Chevron Corporation            Minnesota Mining & Manufacturing
                               Company
Coca-Cola Company              J.P. Morgan & Company, Inc.
Walt Disney Company            Philip Morris Companies, Inc.
E.I. du Pont de Nemours &      Procter & Gamble Company
Company
Eastman Kodak Company          Sears, Roebuck & Company
Exxon Corporation              Travelers Group, Inc.
General Electric Company       Union Carbide Corporation
General Motors Corporation     United Technologies Corporation
Goodyear Tire & Rubber Company Wal-Mart Stores, Inc.

The Financial Times Industrial Ordinary Share Index

The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The Financial Times Ordinary Index is calculated by FTSE International Ltd ("FTSE"). All copyright in the Index Constituent list vests in FTSE. The FT Index is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of the British industry and commerce. This index is an unweighted average of the share prices of selected companies, which are highly capitalized, major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the FT Index are made entirely by the editors of The Financial Times without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. However, on December 16, 1997 Diageo PLC and Scottish Power PLC replaced Guinness PLC and Grand Metropolitan PLC. Most substitutions have been the result of mergers or because of poor share performance, but from time to time, changes may be made to achieve a better representation. The components of the FT Index may be changed at any time for any reason. The following stocks are currently represented in the FT Index:

ASDA Group                   Glaxo Wellcome Plc
Allied Domecq Plc            Granada Group Plc
BG Plc                       Guest Keen & Nettlefolds (GKN) Plc
BOC Group                    Imperial Chemical Industries Plc
BTR Plc                      Lloyds TSB Group Plc
Blue Circle Industries Plc   Lucas Varity Plc
Boots Company Plc            Marks & Spencer Plc
British Airways Plc          National Westminster Bank
British Petroleum Plc        Peninsular & Oriental Steam
                             Navigation Company
British Telecommunications   Reuters Holdings
Plc
Cadbury Schweppes Plc        Royal & Sun Alliance Insurance Group
Courtaulds Plc               Scottish Power Plc
Diageo Plc                   SmithKline Beecham
EMI Group Plc                Tate & Lyle Plc
General Electric Company Plc Vodafone Plc

The Hang Seng Index

The Hang Seng Index was first published in 1969 and presently consists of 33 of the 358 stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Stock Exchange"), and it includes companies intended to represent four major market sectors: commerce and industry, finance, properties and utilities. The Hang Seng Index is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and is therefore strongly influenced by stocks with large market capitalizations. The Hang Seng Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Stock Exchange. On January 27, 1998, China Telecom Ltd. and Shanghai Industrial Holdings Ltd. were added to the Hang Seng Index replacing Shun Tak Holdings
Ltd. and South China Morning Post Holdings Ltd. The Hang Seng Index is currently comprised of the companies on the following list:

Amoy Properties Ltd.                   Hong Kong and China Gas
Bank of East Asia                      Hong Kong Electric Holdings Ltd.
Cathay Pacific Airways                 Hong Kong & Shanghai Hotels, Limited
Cheung Kong                            Hong Kong Telecommunications Ltd.
Cheung Kong Infrastructure Holdings    Hopewell Holdings
   Ltd.
China Light & Power                    Hutchison Whampoa
China Resources Enterprise Ltd.        Hysan Development Company Ltd.
China Telecom Ltd.                     New World Development Co. Ltd.
Citic Pacific                          Shanghai Industrial Holdings Ltd.
First Pacific Company Ltd.             Shangri-La Asia Ltd.
Great Eagle Holdings Ltd.              Sino Land Co. Ltd.
Guangdong Investment                   Sun Hung Kai Properties Ltd.
HSBC Holdings Plc                      Swire Pacific (A)
Hang Lung Development Company          Television Broadcasts
Hang Seng Bank                         Wharf Holdings Ltd.
Henderson Investment Ltd.              Wheelock & Co.
Henderson Land Development Co. Ltd.



Except as previously described, neither the publishers of the S&P 500 Index, DJIA, FT Index nor the Hang Seng Index have granted the Trusts or the Sponsor a license to use their respective Index. Units of the Trusts are not designed so that prices will parallel or correlate with movements in any particular index or a combination thereof and it is expected that their prices will not parallel or correlate with such movements. The publishers of the S&P 500 Index, DJIA, FT Index and the Hang Seng Index have not participated in any way in the creation of the Trusts or in the selection of stocks in the Trusts and have not approved any information related thereto.


Hypothetical Performance Information


The following table and charts show hypothetical performance and information for the strategies employed by each Trust and the actual performance of the S&P 500 Index, FT Index, the Hang Seng Index, the DJIA, and a combination of the FT Index, Hang Seng Index and the DJIA (the "Cumulative Index Returns"). All of the figures set forth below have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar, where applicable (i.e., returns are stated in U.S. dollar terms). The Cumulative Index Returns are calculated by adding one-third of the total returns of each of the FT Index, the Hang Seng Index and the DJIA. The returns shown in the following table and graphs are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy underperformed its respective index in certain years. Accordingly, there can be no assurance that a Trust's Portfolio will outperform its respective index (or combination thereof, where applicable) over the life of a Trust or over consecutive rollover periods, if available.


A holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total
Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trusts' maturities vary slightly from those presented in compiling the Total Returns; the Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and for Trusts investing in foreign securities, currency exchange rates will be different.

Annualized Performance Information


The following table compares the hypothetical performance of the Ten Highest Dividend Yielding Stocks Strategy for the DJIA; a combination of the Ten Highest Dividend Yielding Stocks Strategy in the FT Index, Hang Seng Index and the DJIA (the "Combined 30 Strategy"); the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks Strategies for the DJIA; and the performance of the S&P 500 Index, FT Index, the Hang Seng Index, the DJIA and the Cumulative Index Returns in each of the 20 years listed below, as of December 31 in each of those years (and as of the most recent quarter).


                                                  COMPARISON OF TOTAL RETURN(2)

               Hypothetical Strategy Total Returns                          Index Total Returns
          _____________________________________________        ___________________________________________
                                          5 Lowest Priced of
           10 Highest Dividend Yielding     the 10 Highest
                     Stocks(1)                Stocks(1)
           _______________________         ______________                                                         Cumulative
                        Combined                               S&P 500                   Hang Seng                Index
Year       DJIA         30 Strategy        DJIA                Index        FT Index     Index         DJIA       Returns(3)
____       ____         ___________        _____               _______      ________     _________     ____       __________
1978        0.03%        10.16%              1.23%              6.49%        9.92%        23.10%        2.66%     11.89%
1979       13.01%        33.58%              9.84%             18.22%        3.59%        77.99%       10.60%     30.73%
1980       27.90%        30.85%             41.69%             32.11%       31.77%        65.48%       21.90%     39.72%
1981        7.46%        -1.43%              3.19%             -4.92%       -5.30%       -12.34%       -3.61%     -7.08%
1982       27.12%        -4.96%             43.37%             21.14%        0.42%       -48.01%       26.85%     -6.91%
1983       39.07%        22.72%             36.38%             22.28%       21.94%        -2.04%       25.82%     15.24%
1984        6.22%        26.80%             11.12%              6.22%        2.15%        42.61%        1.29%     15.35%
1985       29.54%        46.17%             38.34%             31.77%       54.74%        50.95%       33.28%     46.32%
1986       35.63%        41.48%             30.89%             18.31%       24.36%        51.16%       27.00%     34.18%
1987        5.59%        13.21%             10.69%              5.33%       37.13%        -6.84%        5.66%     11.99%
1988       24.57%        24.38%             21.47%             16.64%        9.00%        21.04%       16.03%     15.36%
1989       26.97%        19.51%             10.55%             31.35%       20.07%        10.59%       32.09%     20.92%
1990       -7.82%         2.29%            -15.74%             -3.30%       11.03%        11.71%       -0.73%      7.34%
1991       34.20%        30.34%             62.03%             30.40%        8.77%        50.68%       24.19%     27.88%
1992        7.69%        17.25%             22.90%              7.62%       -3.13%        34.73%        7.39%     12.99%
1993       27.08%        66.08%             34.01%              9.95%       19.22%       124.95%       16.87%     53.68%
1994        4.21%        -5.12%              8.27%              1.34%        1.97%       -29.34%        5.03%     -7.45%
1995       36.85%        19.11%             30.50%             37.22%       16.21%        27.52%       36.67%     26.80%
1996       28.35%        22.63%             26.20%             22.82%       18.35%        37.86%       28.71%     28.31%
1997       21.68%         5.10%             19.97%             33.21%       14.78%       -17.69%       24.82%      7.30%
1998        9.09%         7.46%              7.05%             13.95%       17.23%         8.17%       11.74%     12.38%
thru 3/31

____________

(1) The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks for any given period were selected by ranking the dividend yields for each of the stocks as of the beginning of the period and dividing by that stock's market value on the first trading day on the exchange where that stock principally trades in the given period. The Combined 30 Strategy merely averages the Total Return of the stocks which comprise the Ten Highest Dividend Yielding Stocks in the FT Index, Hang Seng Index and the DJIA, respectively.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return assumes that all dividends are reinvested semi-annually (with the exception of the FT Index and the Hang Seng Index from 12/31/77 through 12/31/86, during which time annual reinvestment was assumed), and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 20 full years listed above, the Ten Highest Dividend Yielding Stocks in the DJIA and the Combined 30 Strategy achieved an average annual total return of 18.97% and 19.78%, respectively, and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of 21.06%. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the S&P 500 Index, the DJIA or a combination of the FT Index, Hang Seng Index and DJIA, which were 16.51%, 16.47% and 18.09%, respectively. For the five year period between January 1, 1973 and December 31, 1977, the Ten Highest Dividend Yielding Stocks in the DJIA achieved an annual total return of 4.01% in 1973, -1.02% in 1974, 56.10% in 1975, 35.18% in 1976 and -1.95% in 1977;
the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA achieved an annual total return of 20.01% in 1973, - 5.40% in 1974, 64.77% in 1975, 40.96% in 1976 and 5.49% in 1977; the
DJIA achieved an annual total return of -13.20% in 1973, 23.64% in 1974, 44.46% in 1975, 22.80% in 1976 and -12.91% in 1977; and the S&P 500
Index achieved an annual total return of -14.57% in 1973, -26.33% in 1974, 36.84% in 1975, 23.64% in 1976 and -7.25% in 1977. Although each
Trust seeks to achieve a better performance than its respective index as a whole, there can be no assurance that a Trust will achieve a better performance over its 7-1/2-month life or over consecutive rollover periods, if available.

(3) Cumulative Index Returns represent the average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. Cumulative Index Returns do not represent an actual index.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.


The chart above represents past performance of the S&P 500 Index, DJIA, the Ten Highest Dividend Yielding DJIA Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding DJIA Stocks (but not the Target 10 Trust or the Target 5 Trust) from January 1, 1973 through March 31, 1998 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that either the Target 10 Trust or the Target 5 Trust will outperform the S&P 500 Index or DJIA over its 7-1/2-month life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.


The chart above represents past performance of the Combined 30 Strategy and the Cumulative Index Returns from January 1, 1978 through March 31, 1998, and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually beginning January 1, 1987 and annually prior thereto and does not reflect sales charges, commissions, expenses or taxes. The annual figures in the chart have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnote below*. There can be no assurance that the Global Target 30 Trust will outperform either its Combined Strategy or the Cumulative Index Returns over its 7-1/2-month life or over consecutive rollover periods, if available.

____________
* The $10,000 initial investment was converted into local currency, where applicable, using the opening exchange rate at the beginning of each period. The year-end total in either British pounds sterling or Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into the appropriate local currency using the opening exchange rate at the beginning of the next period.

What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively-traded, well-established corporations.

A Trust consists of such of the Equity Securities listed under "Schedule of Investments" appearing in Part I of this Prospectus as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders.

Risk Factors. The Equity Securities selected for the Trusts generally share attributes that have caused them to have lower prices or higher yields relative to other stocks in their respective index.
The Equity Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Equity Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Equity Securities will be maintained or that share prices will not decline further during the life of the Trusts, or that the Equity Securities will continue to be included in the respective indices.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may elect to keep or sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities no longer meet the criteria by which they were selected for a Trust.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units in a Trust should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index, DJIA, FT Index and Hang Seng Index declined 4.60%, 7.09%, 6.19% and 31.14%, respectively. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes increases to the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If cash is deposited, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit with respect to any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

Foreign Issuers. Since certain of the Equity Securities included in the Global Target 30 Trust consist of common stocks of foreign issuers, an investment in such Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in common stocks of domestic issuers. These investment risks include the possible imposition of future political or governmental restrictions which might adversely affect the payment or receipt of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may deteriorate, the limited liquidity and relatively small market capitalization of the relevant securities market, the imposition of expropriation or confiscatory taxation, economic uncertainties, the lack of the quantity and quality of publicly available information concerning the foreign issuers as such issuers are generally not subject to the same reporting and accounting requirements as domestic issuers, and the effect of foreign currency devaluations and fluctuations on the value of the common stocks and dividends of foreign issuers in terms of U.S. dollars. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the Global Target 30 Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trust of dividends due on, or proceeds from the sale of, the Foreign Equity Securities. The adoption of such restrictions or other legal restrictions could adversely impact the marketability of the Foreign Equity Securities and may impair the ability of such Trust to satisfy its obligation to redeem Units or could cause delays or increase the costs associated with the purchase and sale of the Foreign Equity Securities and correspondingly affect the price of the Units.

The purchase and sale of the Foreign Equity Securities will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Global Target 30 Trust will encounter obstacles in acquiring or disposing of the Foreign Equity Securities, investors should be aware that in certain situations it may not be possible to purchase or sell a Foreign Equity Security in a timely manner for any number of reasons, including lack of liquidity in the relevant market, the unavailability of a seller or purchaser of the Foreign Equity Securities, and restrictions on such purchases or sales by reason of federal securities laws or otherwise.

The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Foreign Equity Securities held by the Global Target 30 Trust.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The United Kingdom experienced a recovery of output in 1993-1994 accompanied by falling rates of inflation despite expectations to the contrary. Quarterly changes in real gross domestic product ("GDP") in the United Kingdom grew moderately during 1994 and 1995 with an approximate .5% increase in the last quarter of 1995 over the previous quarter. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU"), formerly known as the European Economic Community (the "EEC"). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in the Global Target 30 Trust impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the ten year period between 1983 and 1993, real gross domestic product increased at an average annual rate of approximately 6%.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong
Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong
Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 30 Trust.
The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trust and the value of the Units.

China currently enjoys a most favored nation status ("MFN Status") with the United States. MFN Status is subject to annual review by the President of the United States and approval by Congress. As a result of Hong Kong's reversion to Chinese control, U.S. lawmakers have suggested that they may review China's MFN status on a more frequent basis. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Global Target 30 Trust. The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. For example, between 1985 and 1990, Hong Kong businesses invested $20 billion in the nearby Chinese province of Guangdong to take advantage of the lower property and labor costs than were available in Hong Kong. Recently, however, high economic growth in this area (industrial production grew at an annual rate of about 20% in 1991, 24% in 1992, and 36.5% in 1993) has been associated with rising inflation and concerns about the devaluation of the Chinese currency. The currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 30 Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. The Hang Seng Index is subject to change, and delisting of any issues may have an adverse impact on the performance of the Global Target 30 Trust, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trust from purchasing additional Equity Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The Global Target 30 Trust is comprised substantially of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following table sets forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:


                         Foreign Exchange Rates
                  Range of Fluctuations in Foreign Currencies

                             United Kingdom
Annual                       Pound Sterling/                        Hong Kong/
Period                       U.S. Dollar                            U.S. Dollar
______                       ______________                         ___________
1983                         0.616-0.707                            6.480-8.700
1984                         0.671-0.864                            7.774-8.050
1985                         0.672-0.951                            7.729-7.990
1986                         0.643-0.726                            7.768-7.819
1987                         0.530-0.680                            7.751-7.822
1988                         0.525-0.601                            7.764-7.912
1989                         0.548-0.661                            7.775-7.817
1990                         0.504-0.627                            7.740-7.817
1991                         0.499-0.624                            7.716-7.803
1992                         0.498-0.667                            7.697-7.781
1993                         0.630-0.705                            7.722-7.766
1994                         0.610-0.684                            7.723-7.750
1995                         0.610-0.653                            7.726-7.763
1996                         0.583-0.670                            7.732-7.742
1997                         0.584-0.633                            7.708-7.751


Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price, which is based on the aggregate underlying U.S. dollar value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus a maximum total sales charge (which is entirely deferred) of $.0581 per Unit, divided by the number of Units of such Trust outstanding. The deferred sales charge of $.0083 per Unit per month will be assessed on such dates set forth under "Public Offering Price" in Part I. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities.


During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying U.S. dollar value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust divided by the number of Units of such Trust outstanding.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information" appearing in Part I of this Prospectus. The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the local currency prices of the underlying Equity Securities, changes in relevant currency exchange rates and changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the U.S. dollar value of the Equity Securities on the ask side of the market or
(c) by any combination of the above. The aggregate U.S. dollar value of the Equity Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in a Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying U.S. dollar value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The calculation of the aggregate underlying U.S. dollar value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates, if required, representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units issued on the Initial Date of Deposit, additional Units created on subsequent Date(s) of Deposit, and Units reacquired by the Sponsor and resold during the initial offering period, will be sold to Eligible Plans at the current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or Units reacquired during the initial offering period and Units reacquired in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price.


It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or commission of up to $.004 per Unit for primary and secondary market sales.


The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns of a Trust and returns over specified periods of other similar trusts sponsored by Nike Securities
L.P. or investment strategies utilized by a Trust (which may show performance net of expenses and charges which such Trust would have charged) with returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500 Index, the S&P Industrial Index,
Ibbotson Small-Cap Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust as set forth in Part I of this Prospectus. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" appearing in Part I of this Prospectus. During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge for each Trust as set forth in Part I of this Prospectus) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?


The Trustee will distribute any net income received with respect to any of the Equity Securities in a Trust as part of the final liquidation distribution in the case of "Rollover Unit holders" and others. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will also be distributed as part of the final liquidation distribution. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). For purposes of distributions, the "Record Date" shall be the Rollover Notification Date and Unit holders on the Record Date shall receive distributions as part of the final liquidation distribution (the "Distribution Date").



It is anticipated that the deferred sales charge will be collected from the Capital Account of a Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.


Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of the Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust. Dividends received with respect to the Foreign Equity Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Eligible Plans in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

Unit holders will be furnished, upon request to the Trustee, evaluations of the Equity Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

Units may be redeemed by an Eligible Plan by sending the Trustee a redemption request. No redemption fee will be charged. On the third business day following such tender, the Eligible Plan will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.

The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust (net of applicable liquidation costs for Foreign Equity Securities, if any). The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities for purposes of the Redemption Price during the initial offering period is determined as set forth under "Public Offering-How is the Public Offering Price Determined?" The aggregate value of the Equity Securities for purposes of the Redemption Price during the secondary market and the Secondary Market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities is converted to their U.S. dollar equivalent by computing the aggregate value on the basis of the bid side value of the relevant currency exchange as of the Evaluation Time and when determining the Redemption Price during the secondary market includes the applicable liquidation costs associated with the sale of Foreign Equity Securities.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

If your Eligible Plan assets are invested in Units of a Trust on or after the Rollover Notification Date set forth under "Summary of Essential Information" in Part I (a "Rollover Unit holder"), the Distribution
Agent will redeem such Units and reinvest the proceeds into a separate series of trusts created in conjunction with the termination of the Trusts (the "New Trusts"), provided such New Trusts are offered and
Units are available. If you no longer wish to have your Eligible Plan assets invested in a Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan.

All Units of Rollover Unit holders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period, or such later date as permitted by the Trustee, and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the appropriate Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information" in Part I), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period, subject to the Sponsor's sensitivity that certain Equity Securities have different settlement dates and that the concentrated sale of large volumes of Equity Securities may affect market prices in a manner adverse to the interests of investors. The Sponsor does not anticipate that the period will be longer than five days, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.


Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unit holders) may sell Equity Securities to the New Trusts if those Equity Securities continue to meet the individual Trust's strategy as set forth under "What is the FT Series?" The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Equity Securities will be the closing sale price on the sale date on the exchange where the Equity Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.


The Rollover Unit holders' proceeds will be invested in a New Trust, if then registered and being offered. The proceeds of redemption will be used to buy New Trust units once all the proceeds become available; accordingly, proceeds may be uninvested for up to several days. Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $.100 per unit for the New Series of a Trust, all of which will be deferred as provided herein).


The Sponsor intends to create New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unit holder's state of residence and being offered and such trust is an eligible investment option under their Eligible Plan. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.


The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a limited time period, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as each Trust terminates.

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders whose Units will not be reinvested ("Remaining Unit holders") will not realize capital gains or losses due to a Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before a Special Redemption and Liquidation. All Unit holders will then be Remaining Unit holders, with rights to ordinary redemption as before. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Equity Securities on behalf of the Trusts.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential
Information" in Part I of this Prospectus. Each Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser.
In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their Units for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. Unit holders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in Part I of this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more specific risk information concerning the Trusts.

                 This page is intentionally left blank.

Page 27

CONTENTS:

FT 254:
    What is the FT Series?                                1
    What are the Expenses and Charges?                    2
    What is the Federal Tax Status of Unit Holders?       3
Portfolio:
    What are the Equity Securities?                       4
        Domestic Trusts                                   4
        International Trusts                              4
    The Dow Jones Industrial Average                      4
    The Financial Times Industrial Ordinary Share
        Index                                             5
    The Hang Seng Index                                   6
    Hypothetical Performance Information                  6
    Annualized Performance Information                    7
    What are Some Additional Considerations
        for Investors?                                   11
        Risk Factors                                     11
            Legislation                                  13
            Foreign Issuers                              13
            United Kingdom                               13
            Hong Kong                                    14
            Exchange Rate                                15
Public Offering:
    How is the Public Offering Price Determined?         16
    How are Units Distributed?                           17
    What are the Sponsor's Profits?                      18
    Will There be a Secondary Market?                    18
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 19
    How are Income and Capital Distributed?              19
    What Reports will Unit Holders Receive?              20
    How May Units be Redeemed?                           20
    Special Redemption, Liquidation and
        Investment in a New Trust                        21
    How May Units be Purchased by the Sponsor?           22
    How May Equity Securities be Removed
        from a Trust?                                    23
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  23
    Who is the Trustee?                                  24
    Limitations on Liabilities of Sponsor and Trustee    24
    Who is the Evaluator?                                25
Other Information:
    How May the Indenture be Amended
        or Terminated?                                   25
    Legal Opinions                                       26
    Experts                                              26
    Supplemental Information                             26

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                    FIRST TRUST (registered trademark)

                      QUALIFIED TARGET TRUST SERIES

                               Prospectus
                                 Part II

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                         The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          THIS PART TWO MUST BE
                        ACCOMPANIED BY PART ONE.

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 28


                   First Trust (registered trademark)

                           TARGET TRUST SERIES
             The First Trust Special Situations Trust Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in The First Trust Special Situations Trust, Target Trust Series not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part II of the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.

                   First Trust (registered trademark)

                      QUALIFIED TARGET TRUST SERIES
                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in The FT Series, Qualified Target Trust Series not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in
Part II of the Prospectus. The Information Supplement has been created to supplement information contained in the Prospectus.


This Information Supplement is dated May 15, 1998. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                              1
Risk Factors
   Equity Securities                                                   2
   Foreign Issuers                                                     2
   Exchange Rate                                                       3
Concentrations
   Banks and Thrifts                                                   6
   Petroleum Refining Companies                                        7
   Real Estate Companies                                               8
   Hong Kong                                                           9
Portfolios
   Equity Securities Selected for The Dow 5 Qualified Target Trust     9
   Equity Securities Selected for The Dow 10 Qualified Target Trust   10
   Equity Securities Selected for Global Target 30 Qualified Trust    10

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average ((SM)), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average ((SM)). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE ((SM)) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR

ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE ((SM)) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE ((SM)) OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors

Equity Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the relevant stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index, DJIA, FT Index and Hang Seng Index declined 4.60%, 7.09%, 6.19% and 31.14%, respectively. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain or all of the Equity Securities included in the International Trusts consist of securities of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the International Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies.

Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the International Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Equity Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to a Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trusts will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rate. The International Trusts are comprised either totally or substantially of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe, a European Currency Unit ("ECU") has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

                         Foreign Exchange Rates
               Range of Fluctuations in Foreign Currencies

                    United Kingdom
Annual              Pound Sterling/                        Hong Kong/
Period              U.S. Dollar                            U.S. Dollar
______              ______________                         ___________
1983                0.616-0.707                            6.480-8.700
1984                0.671-0.864                            7.774-8.050
1985                0.672-0.951                            7.729-7.990
1986                0.643-0.726                            7.768-7.819
1987                0.530-0.680                            7.751-7.822
1988                0.525-0.601                            7.764-7.912
1989                0.548-0.661                            7.775-7.817
1990                0.504-0.627                            7.740-7.817
1991                0.499-0.624                            7.716-7.803
1992                0.498-0.667                            7.697-7.781
1993                0.630-0.705                            7.722-7.766
1994                0.610-0.684                            7.723-7.750
1995                0.610-0.653                            7.726-7.763
1996                0.583-0.670                            7.732-7.742
1997                0.584-0.622                            7.708-7.751

Source: Bloomberg L.P.

             End of Month Exchange Rates
               for Foreign Currencies
_____________________________________________________
                      United Kingdom        Hong
                      Pound Sterling/       Kong/U.S.
Monthly Period        U.S. Dollar           Dollar
______________        _______________       _________
1992:
   January            .559                  7.762
   February           .569                  7.761
   March              .576                  7.740
   April              .563                  7.757
   May                .546                  7.749
   June               .525                  7.731
   July               .519                  7.732
   August             .503                  7.729
   September          .563                  7.724
   October            .641                  7.736
   November           .659                  7.742
   December           .662                  7.744
1993:
   January            .673                  7.734
   February           .701                  7.734
   March              .660                  7.731
   April              .635                  7.730
   May                .640                  7.724
   June               .671                  7.743
   July               .674                  7.761
   August             .670                  7.755
   September          .668                  7.734
   October            .676                  7.733
   November           .673                  7.725
   December           .677                  7.723
1994:
   January            .664                  7.724
   February           .673                  7.727
   March              .674                  7.737
   April              .659                  7.725
   May                .662                  7.726
   July               .648                  7.725
   August             .652                  7.728
   September          .634                  7.727
   October            .611                  7.724
   November           .639                  7.731
   December           .639                  7.738
1995:
   January            .633                  7.732
   February           .631                  7.730
   March              .617                  7.733
   April              .620                  7.742
   May                .630                  7.735
   June               .627                  7.736
   July               .626                  7.738
   August             .645                  7.741
   September          .631                  7.732
   October            .633                  7.727
   November           .652                  7.731
   December           .645                  7.733
1996:
   January            .661                  7.728
   February           .653                  7.731
   March              .655                  7.734
   April              .664                  7.735
   May                .645                  7.736
   June               .644                  7.741
   July               .642                  7.735
   August             .639                  7.733
   September          .639                  7.733
   October            .615                  7.732
   November           .595                  7.732
   December           .583                  7.735
1997:
   January            .624                  7.750
   February           .614                  7.744
   March              .611                  7.749
   April              .616                  7.746
   May                .610                  7.748
   June               .600                  7.747
   July               .609                  7.742
   August             .622                  7.750
   September          .619                  7.738
   October            .598                  7.730
   November           .592                  7.730
   December           .607                  7.749
1998:
   January            .613                  7.735
   February           .609                  7.743
   March              .598                  7.749
   April              .598                  7.747
   May 15             .613                  7.747

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, a Trust's concentration in this industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Equity Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Petroleum Refining Companies. Certain Trusts may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, the Trust's concentration in the petroleum industry. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts.

Real Estate Companies. Certain Portfolios are considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. See "Risk Factors" in Part I of this Prospectus which will indicate, if applicable, a Trust's concentration in this industry. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

Hong Kong. Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China, including Beijing, the Chinese capital. By 1992, however, southern China began to experience a rise in real estate prices, increases in construction costs and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Hong Kong Portfolio.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Equity Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Portfolios

     Equity Securities Selected for The Dow 5 Qualified Target Trust


AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



General Motors Corporation, headquartered in headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, laminated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.



Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

    Equity Securities Selected for The Dow 10 Qualified Target Trust


AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.



Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industries.



E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals, and transports and sells crude oil, natural gas and petroleum products.



General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, laminated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.



Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.


     Equity Securities Selected for Global Target 30 Qualified Trust

Dow Jones Industrial Average (SM)


AT&T Corporation, headquartered in New York, New York, provides products, services and systems for the movement and management of information. The company also provides voice, data and image telecommunications services, including domestic and international long distance telecommunications services. In addition, the company markets AT&T products, systems and services in the United States and abroad.



Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industries.



E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas;

Page 9

makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.



General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



International Paper Company, headquartered in Purchase, New York, produces printing and writing paper, paperboard, wood pulp, lumber, wood panels, laminated wood products and specialty products. The company also distributes printing papers and industrial and office supplies and also invests in oil and gas and real estate properties.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.



Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.


Financial Times Industrial Ordinary Share Index


Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through Hiram Walker, the company also produces a wide range of brands including "Ballantine's" scotch whiskey, "Canadian Club" Canadian whiskey, "Kahlua," "Tia Maria," "Beefeater Gin" and other brands.



BG Plc purchases, transmits, distributes, supplies and sells natural gas and markets gas appliances in the United Kingdom. The company also participates in the overseas gas supply market and has significant operations exploring for and producing oil and gas in the United Kingdom and abroad.



BOC Plc manufactures a range of industrial and specialty gases and vacuum pumps and maintains extensive distribution operations. The company also produces equipment used to coat glass and packaging film. The company has manufacturing operations in over 60 countries and sells its products internationally.



BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems, electrical and consumer-related divisions. The company produces and sells building products, agricultural and aircraft equipment, and it distributes electrical, healthcare, environmental control and paper and printing products.



Blue Circle Industries Plc through subsidiaries, makes and sells heavy building materials including cement, concrete and aggregates, and heating and bathroom products. The company also manages real estate and develops commercial and residential properties.



British Telecom Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. The company also has international operations.



National Westminster Bank Plc is a London-based retail bank which provides a variety of banking and financial services to both the

Page 11

domestic and international markets. In addition to operating branches in the United Kingdom, the bank provides worldwide corporate and investment banking, asset management and financing.



Peninsular & Oriental Steam Navigation Company primary activities include container and bulk shipping, house building, property investment, construction and development, and cruise, ferry and transportation services. The company operates worldwide.



Scottish Power Plc is an integrated power and energy group that generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The company also provides water and waste water services and operates in the gas and telecommunications sectors.



Tate & Lyle Plc is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.


Hang Seng Index


Amoy Properties Limited is a property investment company. The company's principal activities are property investment and investment holding, and through its subsidiaries, property investment for rental income, car park management and property management.



Great Eagle Holdings Ltd. is an investment holding company whose principal subsidiaries are active in property development, property investment, hotel and restaurant operations, trading of building materials, share investment, provision of management and maintenance services, property management and financing and insurance agencies.



Hang Lung Development Company is an investment holding company which, through its subsidiaries, is involved in property development for sale, property investment for rental income, and hotel ownership and management. The company is also involved in car park and property management operations. Through its associated companies, the company is involved in the operation of restaurants and dry cleaning businesses.



Henderson Investment Ltd. is an investment holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and the hotel business.



Henderson Land Development Company Ltd. is a holding company whose main operations include property development and investment, project management, construction, property management and investment holding. The company holds a stake in Henderson Investment Ltd., Hong Kong Ferry and Hong Kong Gas and also participates in property development joint ventures in China.



Hong Kong and Shanghai Hotels, Limited is an investment holding company which, with its subsidiaries, develops and invests in real estate, trades in securities and provides financing services.



Hysan Development Company Ltd. is active in investment holding, property investment and capital market investments.



Sino Land Company is an investment holding company. The company and its subsidiaries develop and invest in real estate, trade in securities and provide financing services.



Wharf Holdings Ltd. is involved in property, infrastructure, hotels, terminals and warehousing, tunnel operations, communications, management services and investment consultancy.



Wheelock & Company, Ltd. is an investment holding company whose subsidiaries specialize in managing and developing property, financial and commercial services, hotel operation, and treasury management and investments, as well as retail and distribution of products.


The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

Page 12


                               -APPENDIX-
The graph which appears on page 9 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1973 in those stocks which comprise the Dow Jones Industrial Average, the S&P 500 Index, the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield and the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1973 in the stocks which comprise the Dow Jones Industrial Average would on March 31, 1998 be worth $241,417, as opposed to $239,153 had the $10,000 been invested in the S&P 500 Index, $749,945 had the $10,000 been invested in the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield and $1,361,851 had the $10,000 been invested in the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Each figure assumes that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.

The graph which appears on page 10 of Part II of the Prospectus represents a comparison between a $10,000 investment made on January 1, 1978 in those stocks which comprise the Combined Strategy and the Cumulative Index Returns as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1978 and reinvested as of each December 31 in the stocks which comprise the Combined 30 Strategy would be worth $396,908 on March 31, 1998. The same $10,000, invested on January 1, 1978 and reinvested as of each December 31 in the Cumulative Index Returns would be worth $311,888 on March 31, 1998. Each figure assumes that dividends received during a year are reinvested semi-annually beginning January 1, 1987 and annually prior thereto and sales charges, commissions, expenses and taxes were not considered in determining total returns. The figures have been adjusted to take into account currency exchange rate fluctuations in the U.S. dollar.


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule




                               S-1
                           SIGNATURES

     The Registrant, FT 254, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 254, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on May 15, 1998.

                              FT 254

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   May 15, 1998
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
David J. Allen       Director of         )
                     Nike Securities     )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.)



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated May 15, 1998 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-52341) and related Prospectus of FT 254.



                                               ERNST & YOUNG LLP


Chicago, Illinois
May 15, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.





                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 254 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).






                               S-6